Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS VOTING RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 26, 2025
June 27, 2025 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) announced that all resolutions submitted to the annual general meeting held on June 26, 2025 were adopted, including the proposal to approve a dividend distribution of EUR 0.12 per ordinary share, corresponding to a total dividend distribution on the outstanding ordinary shares of approximately EUR 30 million1.
The distribution will be paid in US dollars based on an exchange rate of June 26, 2025 set by the European Central Bank that will be published on the Group’s website on June 30, 2025. The distribution calendar for the ordinary shares listed on the New York Stock Exchange will be as follows: the ex-date and the record dates on July 7, 2025, and the payment date July 29, 2025. Key dividend information and important notice on dividend taxation will be made available on June 30, 2025 under the Stock Info section of Group’s corporate website at https://ir.zegnagroup.com.
The voting results of the annual general meeting are available at www.zegnagroup.com/en/corporate-governance/general-meetings/.
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About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.
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Contacts
Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
ir@zegna.com / corporatepress@zegna.com

1 Based on 252,579,879 issued and outstanding Ordinary Shares at March 14, 2025.
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